Exhibit 99.1
FOR IMMEDIATE RELEASE
Flamel Technologies Announces Fourth Quarter and Year-End Results
     Lyon, France — March 7, 2007 — Flamel Technologies (NASDAQ: FLML) today announced its financial results for the fourth quarter and year ended December 31, 2006.
     The major highlight of the fourth quarter was the approval by the FDA of the New Drug Application for COREG CR™. Once-a-day COREG CR is approved for three indications:
•	High blood pressure, also known as hypertension;

•	A heart attack that reduced how well the heart pumps (known medically as post-myocardial infarction left ventricular dysfunction); and

•	Mild to severe heart failure.
GlaxoSmithKline (NYSE: GSK) is expected to launch COREG CR this month.
Flamel’s Fourth Quarter Results
     Flamel reported total revenues for the fourth quarter 2006 of $7.8 million, versus $6.3 million in the year-ago period. License and research revenue totaled $5.6 million during the quarter and included the receipt of a $3 million milestone from GSK; license and research revenue totaled $5.7 million in the same period in 2005. Product sales and services during the fourth quarter of 2006 were $2.1 million and consisted of shipments of COREG CR microparticles to GSK; product sales and services were $0.3 million in the same period last year.
     Total costs and expenses during the quarter were $16.2 million and included FAS 123R options-related expense of $2.8 million; total costs and expenses in the fourth quarter of 2005 were $17.4 million. Costs of goods and services sold were $1.4 million in the fourth quarter of 2006 versus $0.5 million in the year-ago period. Research and development costs in the fourth quarter totaled $10.3 million versus $9.7 million in the year-ago period. Selling, general, and administrative costs declined to $4.6 million in the period from $7.1 million in the fourth quarter of 2005.
     Net loss for the fourth quarter of 2006 was ($5.9 million) versus a net loss of ($6.4 million) in the year-ago period. Net loss per share (basic) was ($0.25) versus ($0.28) in the fourth quarter of 2005.

     Flamel’s 2006 Annual Results
     For the calendar year 2006, Flamel reported operating revenue of $23.0 million, as compared to $23.6 million in 2005. License and research revenue was $20.3 million in 2006, as compared to $20.8 million in 2005. Product sales and services for the year 2006 were $2.1 million, compared to $1.8 million in the year-ago period.
     Expenses in 2006 were $61.9 million and included FAS 123R options-related expenses of $10.0 million. Total costs and expenses in 2005 totaled $64.4 million. The reduction in expenses was achieved despite the inclusion of options-related expense in 2006 and despite the increase in costs of good sold, from $2.5 million in 2005 to $6.2 million in 2006. The increase in costs of goods sold was due to the Company’s production of COREG CR microparticles, pursuant to our supply agreement with GSK.
     Expenses related to the combined categories of R&D and SG&A declined from $61.8 million in 2005 to $55.6 million in 2006. SG&A in 2006 was $17.4 million; SG&A in 2005 was $14.5 million. Research & Development expenses were $38.2 million in 2006 versus $47.3 million in 2005.
     The Company reported a net loss for the year 2006 of ($35.2 million), or ($1.48) per share, as compared with a net loss of ($27.4 million) in 2005, or ($1.19) per share.
     Flamel’s cash and marketable securities at year-end 2006 were $62.8 million.
     Stephen H. Willard, Flamel’s chief executive officer, said: “The fourth quarter of 2006 was notable in that GlaxoSmithKline received approval for COREG CR, the first FDA approved drug using Flamel’s Micropump® technology. This success was the result of hard work and dedication on the part of the entire Flamel team; it marks the beginning of a new period in Flamel’s history. We are greatly looking forward to building on the success of the COREG CR program and to a fruitful 2007, both with respect to Micropump as well as our Medusa® platform.”
     About Flamel Technologies
     Flamel Technologies is a drug delivery company with two intellectual property platforms: Micropump, for the controlled release of drugs best absorbed in the small intestine; and Medusa, for the controlled release of proteins and peptides injected subcutaneously. Both of these platforms offer advantages with respect to efficacy and the reduction of side-effects, in addition to the obvious benefits associated with more convenient dosing regimens. For detailed company information, including copies of this and other press releases, see Flamel’s web site www.flamel.com.

A conference call to discuss these results is scheduled for 8:30 AM Eastern Standard Time March 8, 2007. The dial-in number is 800-374-1498 (Conference ID number: 1358717). International callers are invited to dial-in (1) 706-634-7261.
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
For further information on the Company, please review Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2005.
Contact:
Michel Finance, Chief Financial Officer
Tel: (011) (33) 4-7278- 3434
Fax: (011) (33) 4-7278-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE: (011) 33-4-72-78-34-34
Fax: 202-862-3933
Marlio@flamel.com

Condensed Consolidated Statements of Operations
(amounts in thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2006	2005	2006
Revenue:
License and research revenue	$5,684	$5,586	$20,825	$20,263
Product sales and services	349	2,064	1,757	2,083
Other revenues	228	132	1,016	674

Total revenue	6,261	7,782	23,598	23,020

Costs and expenses:
Cost of goods and services sold	(525)	(1,355)	(2,525)	(6,250)
Research and development	(9,719)	(10,322)	(47,301)	(38,233)
Selling, general and administrative	(7,108)	(4,571)	(14,541)	(17,375)

Total	(17,352)	(16,248)	(64,367)	(61,858)

Profit (loss) from operations	(11,091)	(8,466)	(40,769)	(38,838)

Interest income net	389	623	3,603	1,987
Foreign exchange gain (loss)	165	(196)	500	(599)
Other income (loss)	(297)	30	5,003	131

Income (loss) before income taxes	(10,834)	(8,009)	(31,663)	(37,319)
Income tax benefit (expense)	4,386	2,152	4,286	2,118

Net income (loss)	($6,448)	($5,857)	($27,377)	($35,201)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.28)	($0.25)	($1.19)	($1.48)
Diluted earnings (loss) per share	($0.28)	($0.25)	($1.19)	($1.48)

Weighted average number of shares outstanding (in thousands) :

Basic	22,999	23,812	22,999	23,812
Diluted	22,999	23,812	22,999	23,812